

May 23, 2011

Via E-mail
Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Lone Pine Resources Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-171123**

Dear Mr. Marter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   We note your response to comment 2 in our letter dated May 19, 2011. Please obtain and file a revised legality opinion that states, if true, that the shares of common stock and the rights have been duly authorized. In that regard, we note that the opinion states that such securities "will be" duly authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Shelley A. Barber, Esq.